PENNSYLVANIA
                            PUBLIC UTILITY COMMISSION
                           Harrisburg, PA. 17105-3265


Commissioners Present:                        Public Meeting held March 16, 2000


         Robert K. Bloom, Vice Chairman
         Nora Mead Brownell
         Aaron Wilson, Jr.
         Terrance J. Fitzpatrick


Application of PECO Energy Company for                     Docket Number:
issuance of a Qualified Rate Order Under Section           R-00005030
2812 of the Public Utility Code

                                     ORDER

BY THE COMMISSION:

     On January 7, 2000, PECO Energy Company (PECO) filed the above-docketed application for the issuance of a Qualified Rate Order (QRO) pursuant to Section 2812 of the Public Utility Code (66 Pa. C.S. ss.2812).

     PECO served a copy or notice of the instant application to the Office of Consumer Advocate (OCA), the Office of Small Business Advocate (OSBA), Philadelphia Area Industrial Energy Users Group (PAIEUG), the Consumers Education and Protective Association (CEPA), the Tenants' Action Group (TAG), the Association of Community Organizations for Reform Now (ACORN), the Office of Trial Staff (OTS), and all entities or individuals that had been parties to its restructuring proceeding at R-00973953 and P-00971265.


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     PECO provided public notice of the instant application to its customers by mailed postcard notice. The Commission provided public notice by publication in the Pennsylvania Bulletin on January 22, 2000. On February 7, 2000, Mid-Atlantic Power Supply Association (MAPSA) filed a Petition to Intervene in the proceeding. MAPSA wanted to ensure that the proposed securitization would not have an adverse effect on competition in the retail services market in Pennsylvania.

     By a Final Order entered on May 14, 1998, at docket nos. R-00973953 and P-00971265 (Final Restructuring Order), PECO was authorized to recover $5.26 billion of stranded costs and assets from its customers and to securitize up to $4.0 billion of those stranded costs and assets. In March, 1999, PECO issued $4.0 billion of Transition Bonds (Initial Transition Bonds) pursuant to the Final Restructuring Order.

     Now through the instant application, PECO is requesting the Commission to issue a QRO authorizing the issuance of Transition Bonds for up to an additional $1 billion of its authorized stranded cost recovery (Additional Transition Bonds). The Additional Transition Bonds will be issued by an entity created by PECO and will be secured by the intangible transition property. The intangible transition property represents the irrevocable right to collect intangible transition charges (ITC) from customers. The ITC will recover the portion of PECO's stranded costs financed through the issuance of Additional Transition Bonds and the interest, fees, expenses, credit enhancement and premiums, if any, associated with the Additional Transition Bonds. The instant application also provides for a $60 million rate reduction to PECO's retail customers in Southeastern Pennsylvania, and seeks approval for the imposition of the ITC, along with a corresponding decrease in competitive transition charges (CTC).


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     Prior to the filing of the instant application, PECO engaged in settlement discussions with the OCA, OSBA, Energy Users Group, CEPA, TAG, ACORN, and OTS, and other parties, concerning PECO's desire to securitize this additional portion of its authorized stranded cost recovery. The purpose of these discussions was to establish a consensus as to what terms and conditions would be required in connection with the additional securitization.

     On March 8, 2000, PECO, OCA, OSBA, PAIEUG, CEPA, TAG, ACORN, OTS, and MAPSA (the Joint Petitioners) submitted for the Commission's approval, a Joint Petition for Full Settlement of PECO Energy Company's Application for Issuance of a Qualified Rate Order Under Section 2812 of the Public Utility Code (Joint Petition). MAPSA's concerns have been addressed in the Joint Petition. The Joint Petitioners have agreed that the terms and conditions of the Joint Petition represent a comprehensive settlement of all issues presented in the instant Application. They request that the Commission approve, without modification, the proposed settlement (Proposed Settlement), as set forth in the Joint Petition, and issue a QRO authorizing PECO to securitize up to an additional $1.0 billion of its authorized stranded costs and assets.

     The Proposed Settlement sets forth that beginning on January 1, 2001, PECO will provide to its retail customers in Southeast Pennsylvania rate reductions in the total amount of $60 million. These rate reductions will be flowed to customers over a one-year period starting with regular billing cycles beginning after December 31, 2000. The application of the securitization savings will not reduce the shopping credit. Subject to a different agreement in the pending merger of PECO with Unicom Corporation the securitization savings, if any, will be applied pursuant to the guidelines as approved by the Final Restructuring Order.





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



     The Proposed Settlement further states that the proposed rate reductions of $60 million are contingent upon the Commission issuing an irrevocable QRO that authorizes PECO to issue additional Transition Bonds to securitize up to $1 billion of its authorized stranded and transition costs at any time after the issuance of the QRO. It also provides that the ITC to customers terminate no later than December 31, 2010. However, the proposed rate reductions described in the Joint Petition are not contingent upon PECO issuing the Additional Transition Bonds pursuant to the requested QRO.

     The proposed rate reductions include the anticipated benefits of securitization of $1.0 billion of stranded costs. The savings from securitization are incorporated to fund the rate reductions provided for, and no further adjustment upon sale of the Additional Transition Bonds is required other than establishment of an ITC to replace an equal amount of CTC. The ITC imposed on customers as a result of the proposed securitization of S I billion of stranded cost recovery will be subject to the adjustment procedures approved in the Final Restructuring Order, and thus, will be adjusted in the same manner as the ITC collected with respect to the Initial Transition Bonds.



     The proceeds from the securitization principally will be used to reduce its stranded costs and related capitalization, in compliance with Section 2812(b)(2) of the Electric Competition Act.

     The Joint Petitioners submit that the Proposed Settlement is in the public interest in that customers will receive rate reductions, the securitization of stranded assets will be





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facilitated, market risks and risks of issuance are shifted away from customers, the issue of an adverse effect on competition has been addressed, substantial litigation and associated costs will be avoided, and the Joint Petition is consistent with Commission policies promoting negotiated settlements.

     Upon consideration of the application and based upon the numerous benefits of the Proposed Settlement described by the Joint Petitioners, we find them to be in the public interest; THEREFORE,

     IT IS ORDERED:

          1. That in consideration of and reliance upon the representations, mutual promises and undertakings of the parties to the Joint Petition for Full Settlement, filed with this Commission on March 8, 2000 (the "Additional Joint Petition"), including the express agreement of each signatory to be legally bound by its terms and the certification of each signatory that he or she has full authority to enter into the settlement and to act on behalf of their respective parties, the terms of the proposed full settlement set forth in the Joint Petition shall be and arc hereby approved as to each and every one of its terms and conditions.

          2. That the Application of PECO Energy Company for Issuance of a Qualified Rate Order under Section 2812 of the Public Utility Code, 66 Pa. C.S. ss.2812 filed on January 7, 2000, be, and hereby is, granted, consistent with this Qualified Rate Order. We hereby grant and issue all approvals and certificates of public convenience required under the Public Utility Code, including but not limited to approvals under Chapters 5, 11, 19, 21 and 28 of the Public Utility Code.


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


          3. That, to the extent specified in this Qualified Rate Order, the provisions of: (i) the Additional Joint Petition, (ii) PECO Energy Company's ("PECO Energy" or the "Company") January 22, 1997 Application for a Qualified Rate Order (Docket No. R-00973877) (the "1997 QRO Filing"),
     (iii) the Company's Proposed Restructuring Plan (Docket No. R-00973953) (the "Restructuring Filing"), (iv) the April 28, 1998 Joint Petition for Full Settlement Of PECO Energy Company's Proposed Restructuring Plan (the "1998 Joint Petition"), and (v) the Commission's Final Order issued on May 14, 1998 (Docket Nos. R00973953 and P-00971265) (the "First Stranded Cost Order") are hereby incorporated herein by reference.

          4. That this Commission authorizes the issuance of transition bonds (the transition bonds authorized in this Qualified Rate Order shall hereinafter be referred to as the "Additional Transition Bonds") in an aggregate principal amount not to exceed $1 billion and finds that the issuance of such amount of Additional Transition Bonds is in the public interest. This authorization of Additional Transition Bonds shall be in addition to, and not in lieu of, the $4 billion aggregate principal amount of transition bonds authorized by the Commission in the First Stranded Cost Order (such transition bonds, the "Initial Transition Bonds"). Provided that the rate reductions specified in the Additional Joint Petition are implemented as provided in paragraph 6 of this Qualified Rate Order, this Commission hereby determines that all savings that may be accomplished through securitization will be passed on to customers through the rate reductions in paragraph 6, and PECO Energy is not required to pass on additional savings to customers at the time of issuance of the Additional Transition Bonds authorized by this Qualified Rate Order or the refinancing thereof


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


          5. That this Commission authorizes PECO Energy to impose on, and collect from its customers, either directly or through bills rendered by electric generation suppliers or any subsequently selected providers of last resort, through non-bypassable charges applied to the bill of every customer of electric services within the geographic area that comprised the Company's certificated service territory on the effective date of the Electricity Generation Customer Choice and Competition Act (the "Act"), whether such customer was a customer on the effective date of the Act or became a customer after that effective date, Intangible Transition Charges in an amount sufficient to recover the aggregate principal amount of the Additional Transition Bonds plus an amount sufficient to provide for any credit enhancement, to fund any reserves, and to pay interest, redemption premiums, if any, servicing fees and other expenses relating to the Additional Transition Bonds (the Transition or Stranded Costs, which includes principal of or interest on. the Additional Transition Bonds, costs for credit enhancement, servicing fees and other related costs and expenses permitted to be recovered through the Intangible Transition Charges collectively, the "Qualified Transition Expenses"). The Commission finds that such recovery and the imposition of such Intangible Transition Charges is in the public interest and is just and reasonable. The Commission hereby affirms that the payment period for imposing the Competitive Transition Charges authorized in the First Stranded Cost Order and the Intangible Transition Charges authorized in both the First Stranded Cost Order and in this Qualified Rate Order will extend to December 31, 2010. The Intangible Transition Charges authorized herein shall be collected over periods of time and in such amounts as are necessary to amortize each series of Additional Transition Bonds in accordance with the terms thereof, but in no event shall be charged to customers after December 31, 2010. Notwithstanding anything else in this Qualified Rate Order, the Intangible Transition Charges


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


     shall be collected from customers in an amount sufficient to discharge the Additional Transition Bonds in accordance with their terms.

          6. That, once this Order has become final and nonappealable, PECO Energy is directed to provide its retail customers in its service territory in Southeastern Pennsylvania with rate reductions with a total value of $60 million, which reductions will be flowed to customers over a one-year period commencing with the regular billing cycles beginning after December 31, 2000. Such reductions will be implemented regardless of whether or not the Company successfully issues all or any series of the Additional Transition Bonds and will be applicable to the year 2001. Upon the successful issuance of the Additional Transition Bonds and the imposition of Intangible Transition Charges related thereto, PECO Energy is further directed to implement the following adjustments to its rates: (A) if the Transition or Stranded Costs for which Additional Transition Bonds are issued are then recovered through the Competitive Transition Charges authorized under the First Stranded Cost Order, the Company shall reduce the Competitive Transition Charges imposed on its customers by an amount equal to the Intangible Transition Charges associated with such Additional Transition Bond issuance; (B) if the Transition or Stranded Costs for which Additional Transition Bonds are issued are not then being recovered through the Competitive Transition Charges, (i) the Company shall reduce its base rates by an amount equal to the Intangible Transition Charges associated with such Additional Transition Bond issuance and (ii) the aggregate amount of Competitive Transition Charges authorized in the First Stranded Cost Order that the Company may in the future impose on its customers shall be reduced by an amount equal to the Intangible Transition Charges associated with such Additional Transition Bond issuance. The reductions specified in
     (A) and


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


     (B) above shall be implemented on the following terms: (a) if the Additional Transition Bonds are issued in one or more series, a corresponding reduction shall be calculated and implemented corresponding to each such series; (b) the rate reduction shall be applied to bills using the method and allocation set forth in the 1998 QRO and the Restructuring Filing, as adjusted by the 1998 Joint Petition; and (c) the Intangible Transition Charges associated with the Additional Transition Bonds issued on that date shall be applied to bills simultaneously with the rate reduction or reduction of the Competitive Transition Charges.

          7. That the Competitive Transition Charges and the Intangible Transition Charges shall be applied to customer bills using the methodology and allocation set forth in the 1997 QRO Filing and Restructuring Filing, as adjusted by the 1998 Joint Petition and the Additional Joint Petition. Pursuant to 66 Pa. C.S. ss.2808(f) and ss.2812(b)(4), this Commission authorizes the Company to make annual adjustments (each, an "Annual Adjustment") to the Intangible Transition Charges with respect to the Additional Transition Bonds if collections of such Intangible Transition Charges fall below the amount necessary to ensure the receipt by the Additional Transition Bond trustee of revenues sufficient to recover fully the Qualified Transition Expenses consistent with this Commission's Qualified Rate Order; provided, however, that adjustments during the final calendar year of collections of Intangible Transition Charges for any series of Additional Transition Bonds will be done quarterly or, if necessary, monthly in order to ensure full recovery of such Intangible Transition Charges. Annual adjustments of Intangible Transition Charges with respect to the Additional Transition Bonds will be made at the same time as Annual Adjustments for the Initial Transition Bonds. Further, when monthly adjustments of the Intangible Transition Charges are filed with respect to the Initial Transition


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


     Bonds, the total Intangible Transition Charge will be adjusted, including that related to the Additional Transition Bonds. The revenues received by the Additional Transition Bond trustee through the related Intangible Transition Charges shall be determined to be sufficient for this purpose if and only if the revenues so received through such Intangible Transition Charges are sufficient to amortize the Additional Transition Bonds, fund any reserves and to pay premiums, if any, thereon (after payment of accrued interest, redemption premiums, if any, related credit enhancement, servicing fees and other related costs and expenses) in accordance with the terms thereof and as consistent with the terms of this Qualified Rate Order and the Additional Joint Petition. For each Annual Adjustment, the Company shall file with this Commission at the same time that it files for annual adjustments with respect to the Initial Transition Bonds: (a) an accounting of Intangible Transition Charges received by the Additional Transition Bond trustee for the previous annual period; (b) a statement of any over- or under-receipts; (c) the charge or credit to be added to Intangible Transition Charges to ensure that the Intangible Transition Charges revenue received by the Additional Transition Bond trustee will be sufficient to amortize the Qualified Transition Expenses in accordance with the amortization schedule for the Additional Transition Bonds to be determined at the time of issuance of each series of Additional Transition Bonds, and the corresponding reduction or increase in the Competitive Transition Charges or, if Competitive Transition Charges have not been imposed, the Company's other regulated revenues; and (d) any proposal by the Company to modify the reconciliation methodology. Pursuant to 66 Pa. C.S. ss.2812(b)(4), this Commission shall approve all Annual Adjustments within 90 days of the Company's Annual Adjustment filing. The adjustments described in this paragraph 7 shall not affect or otherwise alter, impair or reduce the Company's


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


     ability to seek and obtain adjustments to the Intangible Transition Charges with respect to the Initial Transition Bonds, as provided in the First Stranded Cost Order.

          8. That this Commission determines that the methodology under which the Company will recover the Intangible Transition Charges authorized by this Qualified Rate Order satisfies the provisions of 66 Pa. C.S. ss.2812(g), which require that the methodology not shift inter-class or intra-class and that the methodology maintain consistency with the allocation methodology for utility production plant used by the Commission in the Company's last base rate proceeding.

          9. That this Commission concludes that it is in the public interest to, and authorizes the Company and any Assignee to (a) assign, sell, transfer or pledge Intangible Transition Property in an amount sufficient to recover all its Qualified Transition Expenses (such term includes all right, title and interest of the Company or any Assignee in this Qualified Rate Order) and in all revenues, collections, claims, payments, money or proceeds arising from Intangible Transition Charges pursuant to this Qualified Rate Order to the extent this Qualified Rate Order and the rates and other charges authorized hereunder are declared irrevocable and (b) issue, sell and refinance, in reliance on this Qualified Rate Order, one or more series of Additional Transition Bonds, each series in one or more classes secured by the Intangible Transition Property created by this Qualified Rate Order; provided that the final maturity of any series of Additional Transition Bonds shall not exceed ten years from the date of issuance and in no event shall any Additional Transition Bond have a final maturity after December 31, 2010. Notwithstanding the foregoing, the Company retains sole discretion regarding whether to assign, sell or otherwise transfer Intangible Transition Property created hereby or to issue or cause the Additional Transition Bonds to be issued or refinanced.


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


          10. That the Company or any Assignee may refinance the Additional Transition Bonds in a face amount not to exceed the unamortized principal thereof. That, if the Company or any Assignee refinances the Additional Transition Bonds, the Intangible Transition Charges authorized in this Qualified Rate Order shall be adjusted in accordance with the true-up mechanism described in paragraph 7 of this Qualified Rate Order to ensure the receipt by the Additional Transition Bond trustee of revenues sufficient to pay all principal, interest, redemption premiums, if any, credit enhancement, reserves, servicing fees, and other costs and expenses with respect to Additional Transition Bonds issued in that refinancing. The revenues received by the Additional Transition Bond trustee through the Intangible Transition Charges shall be determined to be sufficient for this purpose if and only if the revenues so received through the Intangible Transition Charges provide for the amortization of Additional Transition Bonds in accordance with any amortization schedule set forth in any prospectus or other offering document provided to the holders of the refinanced bonds after payment of interest, reserves, fees and expenses.

          11. That this Commission directs that PECO Energy use the proceeds from the assignment, sale, transfer or pledge of Intangible Transition Property and the issuance and sale of Additional Transition Bonds principally to reduce the Company's Transition or Stranded Costs set forth in paragraph 6 of the First Stranded Cost Order and in the l998 Joint Petition and to reduce related capitalization. The Commission authorizes the Company to reduce the Company's existing capitalization through retirement of outstanding debt and preferred stock and through stock buybacks, dividends and market purchases of common stock in such proportions as the Company determines.


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


          12. That PECO Energy shall file with this Commission, no later than 120 days after the issuance or refinancing of Additional Transition Bonds, a description of the final structure of each issuance or refinancing of such Additional Transition Bonds, including the principal amount, the price at which each such series and/or class of Additional Transition Bonds were sold, payment schedules, the interest rate and other financing costs, and the final plans for the Company's use of the proceeds of such offering. Notwithstanding such filing, the final structure of each such issuance or refinancing shall not be subject to change or revision by this Commission after the date of such issuance or refinancing.

          13. That, to the extent that the Company, or any Assignee, assigns, sells, transfers, or pledges any interest in the Intangible Transition Property created hereby, this Commission authorizes the Company to contract, for a specified fee, with such Assignee for the Company to continue to operate the system to provide transmission and distribution services to the Company's customers, to impose and collect the applicable Intangible Transition Charges for the benefit and account of the Assignee, to make periodic adjustments of Intangible Transition Charges contemplated under paragraph 7 of this Qualified Rate Order, and to account for and remit the applicable Intangible Transition Charges to or for the account of the Assignee free of any charge, deduction or surcharge of any kind (other than the specified contractual fee referred to above). This Commission also authorizes the Company to contract with the Assignee and an alternative party, which may be a trustee, that the alternative party will replace the Company




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



     under its contract with the Assignee and perform the obligations of the Company contemplated in this Qualified Rate Order. The obligations of the Company (a) shall be binding upon the Company, its successors and assigns and (b) shall be required by this Commission to be undertaken and performed by the Company and any other entity which provides transmission and distribution services to a person that was a customer of the Company located within the Company's certificated territory on January 1, 1997, or that became a customer of electric services within such territory after January 1, 1997, and is still located within such territory, as a condition to providing service to such customer or municipal entity providing such services in place of the Company by the Company or other entity.

          14. That this Commission hereby declares that this Qualified Rate Order shall be irrevocable for purposes of Section 2812 of the Public Utility Code, 66 Pa. C.S. ss.2812, and accordingly agrees that it will not directly or indirectly, by any subsequent action, reduce, postpone, impair or terminate this Qualified Rate Order or the Intangible Transition Charges authorized to be imposed or collected under this Qualified Rate Order. This Commission further declares that the right, title and interest of the Company and any Assignee in this Qualified Rate Order and the Intangible Transition Charges, the rates and other charges authorized hereby and all revenues, collections, claims, payments, money or proceeds of or arising from the same constitutes Intangible Transition Property. PECO Energy shall have the irrevocable right to issue Additional Transition Bonds in accordance with this Qualified Rate Order until December 31, 2010.

          15. That PECO Energy may apply to the Commission for supplements to this Qualified Rate Order, not inconsistent with the terms and provisions hereof and the Additional





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     Joint Petition, as PECO Energy deems necessary to enable the issuance of
     Additional Transition Bonds authorized hereunder.

          16. That during some or all of the period during which the Intangible Transition Charges and the Competitive Transition Charges approved by this Qualified Rate Order and the First Stranded Cost Order are being collected, the generation component of the Company's charges to customers will be limited by the provisions of 66 Pa. C.S. ss.2804(4) (pertaining to rate caps), the 1998 Joint Petition and the Additional Joint Petition. For purposes of 66 Pa. C.S. ss.2804(4)(ii), the generation component of the Company's charges includes Competitive Transition Charges, Intangible Transition Charges, and other generation charges. If the combined total of these elements would cause the generation component of the Company's charges to exceed the rate cap specified in 66 Pa. C.S. ss.2804(4), the 1998 Joint Petition and the Additional Joint Petition, the Company shall retain whatever right it may have under the existing provisions of the statute to request relief from the rate cap, but if it does not seek such relief or that relief is denied, the Company shall adjust the non-securitized elements of its generation charges, rather than the Intangible Transition Charges approved by this Qualified Rate Order and the First Stranded Cost Order, to bring the charges into compliance with the rate cap provisions of 66 Pa. C.S. ss.2804(4), the 1998 Joint Petition and the Additional Joint Petition.

          17. That pursuant to 52 Pa. Code ss.1.2(c), this Commission hereby waives the requirements of its regulations at 52 Pa. Code as necessary and appropriate to implement the Additional Joint Petition and this final order.





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          18. Except to the extent that this Qualified Rate Order causes a reduction in Competitive Transition Charges in excess of that contemplated in the First Stranded Cost Order, nothing contained in this Qualified Rate Order shall be deemed to alter, amend or otherwise impair the rights, duties and obligations of the Company, on the one hand, or this Commission, on the other, that are specified in the First Stranded Cost Order or in any way alter, impair or reduce the value of the Intangible Transition Property or Intangible Transition Charges authorized in the First Stranded Cost Order.

                                               BY THE COMMISSION,



                                               _________________________________
                                               James J. McNulty
                                               Secretary

(SEAL)

ORDER ADOPTED: March 16, 2000

ORDER ENTERED:


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